Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

Our vision is to provide commuters with safer, smarter, affordable and high-quality electric mobility and robotic products, empower communities by enabling people to thrive in the green mobility revolution. Our mission is to drive innovation and become a market leader in our industry by leveraging our design and intelligent technology to advance green mobility. We are dedicated to sustainability, committing to eco-friendly practices and supporting global climate initiatives and promoting the prosperous development of the green economy.

LOBO is an electric mobility products manufacturer. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles as well as smart products, like robotic lawn mower, etc. By leveraging cutting-edge technology and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

In 2026, the Company commenced an AI infrastructure services business by providing customers with access to third-party large language model API computing resources, diversifying the Company’s revenue streams beyond its core electric mobility manufacturing business.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our sales volume globally;

●	our ability to enhance our operational efficiency; and

●	our ability to develop new models of electric vehicles.

Results of Operations

Six Months ended June 30, 2026 and 2025

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the six months ended June 30, 2026 and 2025, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Six Months Ended
	June 30,
	2026	2025
Revenues	$14,586,984	$12,091,762
Cost of revenues	12,661,580	10,149,305
Gross Profit	1,925,404	1,942,457

Operating expenses
Selling and marketing expenses	423,358	338,080
General and administrative expenses	796,048	1,701,458
Research and development expenses	1,320,313	1,053,921
Total operating expenses	2,539,719	3,093,459

Operating loss	(614,315)	(1,151,002)

Other (expenses)/income
Interest expense	(60,464)	(1,437,601)
Gain on disposal of subsidiaries	-	50,545
Other income	(478,784)	86,714
Total other (expenses)/income, net	(539,248)	(1,300,342)

Loss before income tax expense	(1,153,563)	(2,451,344)
Income tax (benefit)/expense	(75,118)	170,825
Net loss	(1,078,445)	(2,622,169)

Segment Information

The Company has two operating segments—Electric vehicles and accessories sales and AI infrastructure services — each of which meets the criteria for separate reporting under ASC 280. The Company’s Global Chief Executive Officer (“CEO”), serves as the Chief Operating Decision Maker (“CODM”).

As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

Components of Results of Operations

Revenues

Our total revenues for the six months ended June 30, 2026 and 2025 were $14,586,984 and $12,091,762, respectively, an increase of $2,495,222, or 20.6%. Revenues from electric vehicles and accessories sales increased by $991,201, or 8.2%, to $13,082,963 for the six months ended June 30, 2026, from $12,091,762 for the six months ended June 30, 2025, and the Company generated $1,504,021 of revenues from its new AI infrastructure services business.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the six months ended June 30, 2026 and 2025 is set forth below:

	For the six months ended June 30,		Variance
Electric vehicles and accessories sales revenues	2026	2025	Amount	%
Two-wheeled E-bicycles	$8,104,688	$6,659,086	$1,445,602	21.71%
Two-wheeled E-Mopeds	-	36,778	(36,778)	(100.00)%
Three-wheeled Electric Vehicles	2,182,486	3,083,449	(900,963)	(29.22)%
Four-Wheeled Electric off-highway Shuttles	856,117	351,579	504,538	143.51%
Batteries	922,588	1,732,497	(809,909)	(46.75)%
Parts and Accessories	1,017,084	228,373	788,711	345.36%
Total	$13,082,963	$12,091,762	$991,201	8.20%

	For the six months ended June 30,		Variance
Electric vehicles and accessories units sold	2026	2025	Amount	%
Two-wheeled E-bicycles	28,518	27,007	1,511	5.59%
Two-wheeled E-Mopeds	-	106	(106)	(100.00)%
Three-wheeled Electric Vehicles	5,405	8,847	(3,442)	(38.91)%
Four-Wheeled Electric off-highway Shuttles	1,217	617	600	97.24%
Batteries	26,452	4,302	22,150	514.88%
Parts and Accessories	81,415	32,386	49,029	151.39%
Total	$143,007	$73,265	$69,742	95.19%

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance and other overhead expenses for our electric vehicles and accessories business, and API computing resources cost for our AI infrastructure services business. Our cost of revenues increased by $2,512,275, or 24.8%, to $12,661,580 for the six months ended June 30, 2026 from $10,149,305 for the six months ended June 30, 2025, primarily due to the growth in electric vehicles and accessories sales and the addition of $1,254,043 of cost of revenues associated with our new AI infrastructure services business.

Gross profit

Gross profit for the six months ended June 30, 2026 and 2025 was $1,925,404 and $1,942,457, representing 13.2% and 16.1% of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits and freight expense. Our selling and marketing expenses were $423,358 and $338,080 for the six months ended June 30, 2026 and 2025, respectively, an increase primarily due to higher salary expenses and freight costs associated with higher sales volume.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses and professional service fees. Our general and administrative expenses were $796,048 and $1,701,458 for the six months ended June 30, 2026 and 2025, respectively, a decrease primarily due to lower professional service fees incurred in the six months ended June 30, 2026.

Research and development expenses

Research and development expenses primarily consist of R&D materials and consumables, costs related to the development of AI infrastructure services platform, employee compensation, and amortization of intangible assets. Research and development expenses were $1,320,313 and $1,053,921 for the six months ended June 30, 2026 and 2025, respectively, an increase primarily due to the Company’s continued investment in developing its platform related AI infrastructure.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. The Company recorded an income tax benefit of $75,118 for the six months ended June 30, 2026, compared to income tax expense of $170,825 for the six months ended June 30, 2025. The change resulted from the change in our subsidiaries’ taxable income.

Net income

As a result of the foregoing, our net loss for the six months ended June 30, 2026 and 2025 was $1,078,445 and $2,622,169, respectively.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $980,746, and total working capital of $5,147,543.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

To utilize the proceeds from the IPO, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then submit such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(3,712,686)	$(1,213,756)
Net cash (used in)/provided by investing activities	(578,165)	131,720
Net cash provided by financing activities	4,304,676	611,698
Effect of exchange rate changes	58,580	4,959
Net increase/(decrease) in cash and cash equivalents	$72,405	$(465,379)

Operating Activities

Net cash used in operating activities was $3,712,686 for the six months ended June 30, 2026, primarily derived from (a) an decrease in other current payables of $2,698,280, (b) an increase in accounts receivable of $1,702,930, and (c) a decrease in accounts payable of $359,867, offset by (a) an increase in advance from customers of $1,097,007.

Net cash used in operating activities was $1,213,756 for the six months ended June 30, 2025, primarily derived from (a) an increase of inventories of $1,726,797, and (b) a decrease of advance from customers of $1,212,522, (c) an increase of accounts receivable of $952,628, offset by (a) an decrease of prepaid expenses and other current assets of $3,358,866.

Investing Activities

For the six months ended June 30, 2026, net cash used in investing activities was $578,165, primarily due to proceeds from the sale of short-term investments of $1,134,125, offset by purchases of short-term investments of $810,815 and payment for loans advanced to third parties of $850,000 and purchases of property and equipment of $51,475.

For the six months ended June 30, 2025, net cash provided by investing activities was $131,720, which was primarily due to proceeds received from the sale of Beijing LOBO of $206,822.

Financing Activities

For the six months ended June 30, 2026, net cash provided by financing activities was $4,304,676, primarily from $2,185,824 of proceeds from short-term bank loans, $1,821,346 of proceeds from issuance of common stock for cash and $1,677,783 of proceeds of interest-free loans from related parties, offset by $728,608 of repayments of short-term loans and $576,221 of repayments of interest-free loans to related parties.

For the six months ended June 30, 2025, net cash provided by financing activities was $611,698, primarily from proceeds of bank loans of $1,481,385.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of June 30, 2026 were as follows:

The periods ending June 30,
2027	$1,474,802
2028	156,848
2029	51,480
Total minimum lease payments	1,683,130
Less: present value discount	(31,099)
Present value of minimum lease payments	$1,652,031

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.